UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Amendment No. 1

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

ACE AVIATION HOLDINGS INC.
(Name of Subject Corporation (issuer))

ACE AVIATION HOLDINGS INC. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Class A Variable Voting Shares	Class B Voting Shares
(Title of Class of Securities)	(Title of Class of Securities)

00440P201	00440P102
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

ACE Aviation Holdings Inc.
Attention: Brian Dunne, Executive Vice President and Chief Financial Officer 5100 de Maisonneuve Boulevard West, Montreal, Québec, Canada H4A 3T2
(514) 205-7856
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Christopher W. Morgan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE
Transaction Valuation(1)	Amount of Filing Fee(2)
$492,650,000	$19,361
(1)  Calculated solely for purposes of determining the amount of the filing fee. This amount is based on the offer to purchase for not more than Cdn$500,000,000 a combined aggregate of up to 23,809,523 Class A variable voting shares and Class B voting shares of ACE Aviation Holdings Inc. at a price of $20.69 (Cdn$21.00) per share in cash and is calculated based on the inverse of the noon buying rate of Canadian dollars in the city of New York on May 8, 2008 as certified for customs purposes by the Federal Reserve Bank of New York (US$1 = Cdn$0.9853).
(2)  The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☑
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	$19,361
	Form or Registration No.:	Schedule TO
	Filing Party:	ACE Aviation Holdings Inc.
	Date Filed:	May 13, 2008

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed on May 13, 2008 (the “Schedule TO”) in connection with the offer by ACE Aviation Holdings Inc., a Canadian corporation ("ACE" or the "Corporation"), to the holders of its Class A variable voting shares and Class B voting shares (together, the "Shares") to purchase up to an aggregate amount of Cdn$500,000,000 of Shares at a price not less than Cdn$21.00 and not more than Cdn$24.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 9, 2008, as amended or supplemented (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the “Circular”), and the related Letters of Transmittal which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer." This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended.

All information in the Offer to Purchase and Circular which was previously filed as Exhibit (a)(1)(A) to the Schedule TO is incorporated herein by reference in response to all applicable items of Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by adding the following:

1.  The section "Conditions of the Offer" of the Offer to Purchase is hereby amended and supplemented as follows:

The first sentence of the second last paragraph in this section is deleted and replaced with the following:

"The foregoing conditions are for the sole benefit of the Corporation and may be asserted by the Corporation regardless of the circumstances, except with respect to any action or inaction by the Corporation giving rise to any such conditions, or may be waived by the Corporation, in whole or in part, if not satisfied on or prior to the Expiration Date."

Item 11. Additional Information

On June 18, 2008, the Corporation issued a press release announcing the final results of the Tender Offer, which expired at 5:00 p.m., Montreal time, on June 18, 2008.  A copy of the press release is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 9, 2008 and the accompanying Issuer Bid Circular.*

(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.*

(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.*

(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class

B voting shares.*

(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing final results of the Tender Offer, dated June 18, 2008.

(b)	None.

(c)	Not applicable.

(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.**

(d)(2)	Form of Stock Option Agreement.**

(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.**

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	Not applicable.

* Previously filed with the Corporation's Schedule TO on May 13, 2008.

** Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian Dunne
Name:	Brian Dunne
Title:	Executive Vice President and
Chief Financial Officer

Date:	June 19, 2008

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 9, 2008 and the accompanying Issuer Bid Circular.*

(a)(1)(B)	Letter of Transmittal to Deposit Class A variable voting shares and Class B voting shares.*

(a)(1)(C)	Letter of Transmittal to Deposit convertible preferred shares.*

(a)(1)(D)	Notice of Guaranteed Delivery for Deposit of Class A variable voting shares and Class B voting shares.*

(a)(1)(E)	Notice of Guaranteed Delivery for Deposit of convertible preferred shares.*

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Press release announcing final results of the Tender Offer, dated June 18, 2008.

(b)	None.

(c)	Not applicable.

(d)(1)	ACE Stock Option Plan, as amended, dated March 27, 2007.**

(d)(2)	Form of Stock Option Agreement.**

(d)(3)	ACE Deferred Share Unit Plan for Non-Employee Directors, effective as of January 1, 2007.**

(e)	Not applicable.

(f)	Not applicable.

(g)	None.

(h)	Not applicable.

* Previously filed with the Corporation's Schedule TO on May 13, 2008.

** Incorporated by reference to the Schedule TO filed by the Corporation on December 6, 2007.